EXHIBIT 99.1

Publication of Prospectus
The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:
Prospectus dated 4 October 2019 (the “Prospectus”) for the National Grid North America Inc. Euro 8,000,000,000 Euro Medium Term Note Programme
To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/8757O_1-2019-10-4.pdf
A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/
For further information, please contact:
Kwok Liu
Deputy Treasurer, Funding & Investment
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3367

Gemma Stokes
Media Relations
National Grid plc
Warwick House
Warwick Technology Park
Gallows Hill
Warwick
CV34 6DA

Tel: +44 (0) 7974 198333

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.